Exhibit 5.1

October 1, 2018

Board of Directors

Northwest Natural Holding Company

One Pacific Square

220 N.W. Second Avenue

Portland, Oregon 97209

We have acted as legal counsel for Northwest Natural Holding Company, an Oregon corporation (the “Company”), for purposes of delivering this opinion letter in connection with the filing of a Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933 covering 30,000,000 shares of Common Stock (the “Shares”) that will be issued to former shareholders of Northwest Natural Gas Company (“NW Natural”) pursuant to the Agreement and Plan of Merger dated March 7, 2018, between the Company, NW Natural and NWN Merger Sub, Inc.

We have reviewed the corporate actions of the Company in connection with this matter and have examined those documents, corporate records, and other instruments we deemed necessary for the purposes of this opinion. We have assumed all documents submitted to us were accurate, duly executed and not subsequently altered. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not sought to independently verify such matters. Our opinion is expressed only with respect to the Oregon Business Corporation Act.

Based on the foregoing, it is our opinion that the Shares are validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Stoel Rives LLP

STOEL RIVES LLP